Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2010

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of May 7, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements as at March 31, 2010 and for the three month period ended March 31, 2010 and 2009 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2009 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this analysis are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. The forecasts and projections that make up the forward-looking information are based on assumptions, which include, but are not limited to, no significant operational disruptions or environmental liability as a result of a catastrophic event or environmental upset; the competitiveness of ginseng pricing; access to capital at borrowing rates acceptable to the Company; interest rates; exchange rates; and the ability to mitigate certain risks including no counterparties to derivative instruments failing to meet obligations. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is one of the world’s largest suppliers of North American ginseng and is headquartered in Richmond, British Columbia, Canada, with farming operations in Ontario. The Company completed the termination of its farming operations in British Columbia in 2009 after the last ginseng crops were harvested in 2008. The Company continues to maintain and harvest its ginseng crops in Ontario but has not planted ginseng crops since 2008 and currently has no plans to plant additional crops. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

The movement of inventory was slower than expected and as a result the Company recorded a gross margin of $33,000 on revenue of $825,000 for the three months ended March 31, 2010 compared to a gross loss of $14,000 on revenue of $2.9 million for the three months ended March 31, 2009. Due to the low volume of sales and minimal gross margin, the Company recorded a net loss of $142,000 for the three months ended March 31, 2010. This compares to a loss of $688,000 for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT MAY 7, 2010:

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000

Issued and Outstanding
Common Shares	34,698,157
Preferred Shares	-

Options Outstanding	-

RESULTS OF OPERATIONS

Revenue decreased to $825,000 in the first quarter of 2010 from $2.9 million in the first quarter of the previous year. The decrease in revenue was due to customers delaying the delivery of inventory from the 2009 harvest that they have contractually agreed to purchase. The Company sold 98,000 pounds of root for an average price of $8.41 per pound in the first three months of 2010 compared to 379,000 pounds of root sold for an average price of $7.67 per pound in the first three months of 2009. The low average sales price during the first three months of 2010 was due to the majority of the inventory sold being from the 2008 harvest in British Columbia which resulted in a lower sales price than the 2009 harvest inventory from Ontario. The Company expects that it will sell the remainder of its inventory from the 2008 and 2009 harvests at or above the current carrying value during the remainder of 2010.

Cost of goods sold was 96% of sales revenue in the first quarter of 2010, compared to 100% in the previous year period. The Company had a gross margin of 4% of sales in the first quarter of 2010 compared to a gross loss of less than 1% of sales in the first quarter of 2009. In the current period, the gross margin was a result of minimal sales of 2009 harvest inventory. In 2009, sales of inventory harvested in 2008 were made at amounts close to their written-down values thus resulting in a minimal margin or loss on sales.

For the three months ended March 31, 2010, selling, general and administrative expenses decreased to $203,000 from $247,000 for the three months ended March 31, 2009. The reduction in expenses was primarily a result of management’s decision to not produce an Annual Report for the year ended December 31, 2009. Management continues to rigorously control selling, general and administrative expenses and keep them at or below previous year levels. The Company also incurred $174,000 in expenses related to the termination of farming operations in British Columbia during the three months ended March 31, 2009.

There was no interest on short-term debt in the first three months of 2010 compared to $26,000 in the first quarter of 2009. The Company had sufficient cash resources throughout the first three months of 2010 so that it did not use its available short-term borrowing facilities.

Interest on long-term debt decreased to $70,000 in the first quarter of 2010 from $109,000 in the first quarter of 2009. The decrease in interest on long-term debt is primarily a result of a reduction in interest rates which were a result of a decrease in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate (“LIBOR”).

For the three months ended March 31, 2010, the Company incurred an operating loss of $240,000 compared to the $570,000 operating loss for the three months ended March 31, 2009. The decrease in the operating loss was due to the positive gross margin earned on sales from the 2009 harvest in the current period and due to the $174,000 in expenses related to the termination of farming operations in British Columbia during the three months ended March 31, 2009.

The Company had other non-operating gains of $98,000 for the three months ended March 31, 2010 compared to a loss of $118,000 for the three months ended March 31, 2009. The increase in other non-operating income is primarily due to $105,000 in foreign exchange gains in the first quarter of 2010 compared to foreign exchange losses of $119,000 for the same period in the prior year.

For the three months ended March 31, 2010, the Company incurred a net loss of $142,000, or less than $0.01 per basic share, compared to $688,000, or $0.02 per basic share for the three months ended March 31, 2009. The net loss decreased primarily as a result of the $105,000 in foreign exchange gains in 2010 compared to $119,000 in foreign exchange losses in 2009 and due to the $174,000 in expenses related to the termination of farming operations in British Columbia during the three months ended March 31, 2009.

The Company did not declare any dividends on any class of shares during the three months ended March 31, 2010 or for any period in the previous three fiscal years ended December 31, 2009.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2008 through March 31, 2010. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$825	980	1,265	1,766	2,930	1,672	866	2,466
Write-downs	-	(14)	-	-	-	(1,498)	(1,500)	-
Operating loss	(240)	(354)	(402)	(84)	(570)	(1,664)	(1,807)	(368)
Net earnings (loss)	(142)	15	(136)	1,478	(688)	(2,084)	(1,952)	(168)
Net loss per share:
Basic and diluted	$(0.00)	0.00	(0.00)	0.04	(0.02)	(0.06)	(0.00)	(0.01)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in the first two quarters of the following year when the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers. Write-downs in the various quarters over the past two years on both inventory and ginseng crops result in significant variations in the reported results.

LIQUIDITY AND CAPITAL RESOURCES

Cash used in operations was $16,000 for the three months ended March 31, 2010, compared with $1.8 million in cash provided by operations for the same period in 2009. Cash used by operations for the three month period ended March 31, 2010 increased primarily due to a decrease in the amount of proceeds received from customers from the sale of inventory and due to a decrease in the proceeds from the settlement of foreign exchange contracts compared to the three month period ended March 31, 2009.

Crop cost expenditures before depreciation and interest totalled $230,000 for the three months ended March 31, 2010 compared to $326,000 for the same period in the prior year. The decrease in expenditures was due to a reduction in the number of acres under cultivation.

The Company’s cash as at March 31, 2010 was $2.0 million compared to a balance of $2.5 million at December 31, 2009, a decrease of $459,000. The decrease in cash was due to a $448,000 repayment of long-term debt. The working capital position of the Company at March 31, 2010 was a surplus of $8.6 million compared to a surplus of $8.9 million at December 31, 2009. The reduction of the working capital is due to minimal additional sales proceeds received during the period while continuing to incur crop cost expenditures, operating expenses and interest costs.

As of March 31, 2010, the Company had received $3.0 million in deposits from customers. These deposits are on orders that management expects will be fulfilled in the remaining three quarters of 2010.

The Company had available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum. The loan availability was eliminated on March 31, 2010. The loan facility was not used for the three month period ended March 31, 2010 so the Company incurred no interest.

On September 1, 2009 the Company agreed to an extension of an existing HK$51,500,000 loan facility. Under the terms of the extension, the Company is required to repay HK$3,300,000 by August 31, 2010, which was repaid early on March 1, 2010, and HK$16,700,000 ($2,184,000) by August 31, 2011. The remaining amount ($4,103,000) is to be repaid by August 31, 2012 in apportionments of HK$1,250,000 and US$3,878,000. The loan is unsecured and bears interest at 6.25%. During the three months ended March 31, 2010, the Company incurred interest of $70,000 (2009 - $109,000) which has been included in interest on long-term debt on the statement of operations and deficit.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory and the current borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to repay its long-term debt and continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at March 31, 2010, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations (Stated in Canadian Dollars)	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt (1)	$7,559,000	$728,000	$6,831,000	$-	$-
Operating leases (2)	134,000	73,000	61,000	-	-
Agricultural land leases (3)	136,000	60,000	76,000	-	-
Total Contractual Obligations	$7,829,000	$861,000	$6,968,000	$-	$-

(1)

Long-term debt includes the loan from a company formerly under common control at an interest rate of 6.25%. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt

(2)	Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)	Agricultural land leases comprise of the Company’s land rentals in Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

  The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

  The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $21,000 (2009 - $36,000) for the three months ended March 31, 2010 of which $12,000 (2009 - $21,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

CONVERSION TO NEW ACCOUNTING STANDARDS

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian General Accepting Accounting Principles (“Canadian GAAP”) will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS on January 1, 2011. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission.

The Company has identified the following differences between Canadian GAAP and US GAAP which have a material impact on the financial statements of the Company.

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized. The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold. Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable. Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income. Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

As a result of these differences, the balance sheet of the Company as at March 31, 2010 would change under US GAAP as follows:

(Stated in Canadian Dollars)	Canadian GAAP	US GAAP	Increase (Decrease) in Shareholders' Equity

Assets
Inventory	$5,895,000	$5,441,000	$(454,000)
Short-term ginseng crops	4,039,000	4,035,000	(4,000)
	$9,934,000	$9,476,000	$(458,000)

Shareholders' Equity	$7,070,000	$6,612,000	$(458,000)

The statement of operations for the three month period ended March 31, 2010 would change under US GAAP as follows:

(Stated in Canadian Dollars)	Canadian GAAP	US GAAP	Increase (Decrease) in Earnings
Cost of goods sold	$792,000	$747,000	$(45,000)
Operating loss	$(240,000)	$(128,000)	$112,000
Net loss	$(142,000)	$(97,000)	$45,000

There was no change in interest expense during the three months ended March 31, 2010 as the Company did not capitalize any interest under Canadian GAAP.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities and long-term debt. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The Company also has financial instruments disclosed in Note 9 to the consolidated financial statements which comprise of foreign exchange forward contracts.

OUTLOOK

In the short-term, the Company will focus its attention on its farming operations to maximize the yield and quality of roots while it continues to maintain and harvest ginseng crops in Ontario. The Company decided not to plant new crops in Ontario in 2009 and currently has no plans to plant ginseng in the future as the ability of the Company to achieve operating income, generate positive cash flows and repay its creditors while continuing to plant at a sustainable level is very uncertain. The Company will continue to closely monitor the economic climate and attempt to identify viable business alternatives to determine the course of its long-term actions.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com